Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-143227
Innovive Pharmaceuticals, Inc.
Prospectus Supplement No. 1 dated September 14, 2007
(to Prospectus dated August 9, 2007)
8,516,528 shares of common stock
          This prospectus supplement supplements information contained in that certain prospectus, dated August 9, 2007, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,516,528 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K
          On September 10, 2007, we filed our Current Report on Form 8-K to disclose the resignation of Adam R. Craig, M.D. The material portion of that Form 8-K are set forth below.
          On September 10, 2007, Adam R. Craig, M.D., Vice President and Chief Medical Officer of Innovive Pharmaceuticals, Inc., notified Innovive that he is resigning his employment to take a position with another company. His resignation will be effective on September 30, 2007. Innovive will seek to find a qualified replacement for Dr. Craig as soon as reasonably possible. Innovive does not anticipate that Dr. Craig’s resignation will have a material effect on its ongoing and planned clinical trials and regulatory filings.
Material Information Reported in Current Report on Form 8-K
          On September 12, 2007, we filed our Current Report on Form 8-K to disclose our entry into a material agreement regarding the license of patent rights held by TMRC Co. for tamibarotene. The material portions of that Form 8-K are set forth below.
          On September 10, 2007, Innovive Pharmaceuticals, Inc. entered into a license agreement with TMRC Co., Ltd. for the license of patent rights held by TMRC for the European development and commercialization of tamibarotene, a novel synthetic retinoid. The license granted to us is exclusive, applies to all products that may be subject to the licensed intellectual property and may be used in the treatment of acute promyelocytic leukemia and human hematological malignancies, including multiple myeloma, myelodysplastic syndrome, chronic myelocytic leukemia, acute myelocytic leukemia and solid tumors other than hepatocellular carcinoma. We may sublicense the intellectual property in Europe at our sole discretion.
          We must pay TMRC a license issue fee of $704,718, of which we paid $158,642 on execution of the agreement. We must pay the remaining $546,076 upon the earlier of a funding event or March 31, 2008. Under the license agreement, we must pay TMRC royalties based on net sales and make payments to TMRC in the aggregate of $4.9 million upon meeting various clinical and regulatory milestones.
          Under the agreement, we must use commercially reasonable efforts to conduct the research and development activities we determine are necessary to obtain regulatory approval to market the product in those European countries that we determine are commercially feasible. Pursuant to the agreement, TMRC will provide us with product at a fixed price and in a quantity sufficient to meet our clinical and commercial needs. These supplies will be provided pursuant to the separate supply agreement between us and TMRC dated March 12, 2007.
          The license agreement expires with the expiration of the subject patent rights or 15 years from the date of first commercial sale of product in Europe, whichever is later. The agreement may be terminated if either party is in breach and the breach is not cured within a required amount of time. If within a number of years after execution of the agreement, we do not make any milestone payment for patient enrollment in a European Phase II trial for each of multiple myeloma, myelodysplastic syndrome, chronic myelomonocytic leukemia, chronic myelocytic leukemia, acute myelocytic leukemia or solid tumors (except hepatocellular carcinoma), we must make the required milestone payment or the license to these indications will convert to a non-exclusive one.
          We have agreed to indemnify TMRC against any liabilities incurred as a result of any claim arising out of our breach of the agreement or our gross negligence or willful misconduct in performing our obligations under the agreement.

          Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.
          Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.
The date of this Prospectus Supplement No. 1 is September 14, 2007.

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